Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, CA 94577
Phone: (510) 483-7370

VIA EDGAR SUBMISSION

December 16, 2019

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Energy Recovery, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 7, 2019, as amended on March 12, 2019
File No. 001‑34112

Dear Mr. Krikorian:

Energy Recovery, Inc. (“ERI”, “we”, “our” or the “Company”) hereby sets forth the following information in response to the comment contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated November 21, 2019, relating to the Company’s Form 10‑K (File No. 001‑34112) for the fiscal year ended December 31, 2018 (filed on March 7, 2019, as amended on March 12, 2019 (the “Form 10-K”). The Company has set forth below the comment received from the Staff. Following the Staff comment is the Company’s response thereto.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3 – Revenues
License and Development Revenue Recognition – Oil & Gas Segment, page 77

Question:
Please clarify how you determined it is appropriate to use the cost to cost method to recognize revenue and how you have the ability to reasonably measure your progress toward full commercial launch. As part of your response, tell us how you considered ASC 606-10-25-37.

Response:	The Company determined that it is appropriate to use the cost to cost (“CTC”) method to recognize revenue as follows:

First, the Company considered ASC 606-10-25-31 which states (emphasis added):

“For each performance obligation satisfied over time in accordance with paragraphs 606-10-25-27 through 25-29, an entity shall recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation. The objective when measuring progress is to depict an entity’s performance in transferring control of goods or services promised to a customer (that is, the satisfaction of an entity’s performance obligation).”

Mr. S. Krikorian
page 2.

Under ASC 606, the Company concluded that the combination of the Missile License Intellectual Property (“IP”) and research and development (“R&D”) services is a single performance obligation, representing a service of providing access to continuously evolving intellectual property. The Company’s R&D team is directly responsible for developing the IP necessary for commercialization. Each hour spent by the Company’s technical researchers each and every day results in new learning and the development of solutions that benefit the customer, that is, every hour spent on research adds additional value for the customer. As the salary, wage and travel costs associated with the Company’s engineering team are incurred, the Company’s technology is enhanced and the Company’s knowledge is improved, while the customer simultaneously receives the benefits from the Company’s performance and the value is directly transferred to the customer. These R&D services, and the associated costs of these research efforts, are directly attributable to the performance obligation.

It is the Company’s assessment that the CTC method, using an input measure of progress of the actual cost of salaries and wages and travel expenses incurred by the technical research and development team employees assigned specifically to this project compared to the total projected salary, wage and travel costs of this project based on the latest forecast, is the most reasonable method to measure the Company’s progress toward satisfying the performance obligation. Therefore, it is the conclusion of the Company that the CTC method is the appropriate method which best aligns with the objective of ASC 606 and that it is the most faithful representation of how the Company is delivering on its performance obligation.

Response:	The ability of the Company to reasonably measure progress toward full commercial launch is documented as follows:

In evaluating the ability to measure progress, the Company considered the requirements under ASC 606-10-25-36 and concluded it can reasonably estimate the total costs of the project given the various reasons noted below. ASC 606-10-25-36 states:

“An entity shall recognize revenue for a performance obligation satisfied over time only if the entity can reasonably measure its progress toward complete satisfaction of the performance obligation. An entity would not be able to reasonably measure its progress toward complete satisfaction of a performance obligation if it lacks reliable information that would be required to apply an appropriate method of measuring progress.”

There are at least five specific reasons why the Company is able to reasonably measure progress toward full commercial launch.

1)
Experience Commercializing Technologies. The Company has many years of experience bringing new technologies to market, as well as managing and delivering large scale projects over extended periods of time. The Company was founded on its invention of its Pressure Exchanger (“PX”) technology in the 2000s in the water desalination market, which, as of 2018, has now grown to annual sales of over $50 million. The Company has since successfully commercialized and sold new technologies in the oil and gas market called the IsoBoost and IsoGen, and regularly deliver standard as well as highly customized products in support of large-scale projects globally. In short, the Company has deep experience in tracking and delivering projects on time, and within budget.

2)
Experienced Team. The Company’s strong engineering talent is comprised of 9 engineers that have a PhD and 14 engineers that hold a master’s degree, many of whom have commercialized new technologies both at the Company, as well as at other companies throughout their careers. Therefore, the Company has a strong technical know-how in determining all the various technological milestones that need to be met, what resource allocation is needed, and what time frames to target on the path to commercialization. The Company’s engineering Project Managers and Executives are responsible for defining project processes and time estimates, developing cost estimates by process and working with Finance to prepare a forecast based on various key assumptions, such as resource allocation, performance timing, and project transition.

Mr. S. Krikorian
page 3.

3)
Underlying Technology. Though this specific project applies the Company’s technology to a new product in a new market, the core underlying technology is a direct derivative of the PX where the Company has immense experience in estimating project costs, planning and execution to a successfully commercialized product. The Company’s team is leveraging existing know-how and intellectual property in a new application. Because of the team’s deep knowledge of the PX, the Company has deeper insights into the efforts and costs that are involved in launching the technology into new applications in the oil and gas market.

4)
Systems. The Company utilizes a structured approach to its R&D, which includes a robust and detailed technical readiness program that maps out each stage of each component of a new technology. Leveraging sophisticated project management tools, the Company’s Enterprise Resource System, financial modeling, and resource planning, the Company can determine, with a level of certainty, the estimated cost of the project that are tied to the Engineering and Operations resources working towards satisfying performance obligations over time. All input measure assumptions and actual results are reviewed by the Company on a quarterly basis by the Project Managers, Engineers, Executives, Finance, and Accounting, including the Chief Financial Officer, VP of Finance, Corporate Controller, VP of Operations, VP of Oil and Gas Business Unit, and VP of Engineering to ensure accuracy in forecast and actuals.

5)
The Costs. The actual costs of salaries and wages and travel expenses for employees assigned specifically toward satisfying this performance obligation are tracked by the Company’s monthly time allocation. This monthly time allocation as well as actual costs incurred are reviewed in detail quarterly by the Executive Team, Project Managers and Engineers. These costs, which directly provide value toward commercializing the product, are easily known, trackable, and remain fairly stable over time. The Company have very accurate knowledge as to what engineering and technical resources are needed to commercialize this technology, and the number of individuals, and therefore forecast variables, are finite and known. Thus, the simplicity of tracking costs directly related to the fixed pool of labor provides a clear and concise universe of costs for the team to track and forecast.

In conclusion, the Company’s ability to forecast and track these costs has proven itself over the past nearly two years, as the overall cost to complete this project has been within the Company’s estimation over time. The Company’s seasoned and experienced executive team, highly qualified engineering team, strong technical know-how, and project execution experience from delivering a high-quality and reliable complex PX Technology to the desalination industry, as well as new product roll-outs for the past several years, complements the VorTeq project planning and execution. The Company’s historical successful track record of launching new products as well as incremental iterations of PX Technology, as well as scientific data-backed progress tracking gave the Company’s management the conviction to reasonably measure its progress toward complete satisfaction of the performance obligation. The fact that the total costs estimates have not materially changed despite the project being active for over four years supports the management’s conviction. The collation of the aforementioned factors supports the Company’s judgment that it has satisfied criteria in ASC 606-10-25-36, which implies that ASC 606-10-25-37 is not applicable.

* * * *

Please direct any questions or comments regarding this filing to the undersigned at (510) 746‑5034, or by email to jballard@energyrecovery.com.

Very truly yours,

/s/ Joshua Ballard
Joshua Ballard Chief Financial Officer

cc:	William Yeung, General Counsel
Bradley W. Poole, Deloitte & Touche LLP